UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gushan Environmental Energy Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.00001 each

(Title of Class of Securities)

40330W 205

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40330W 205

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Gemino Success Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 63,996,218(1)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 63,996,218(1)
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 63,996,218 ordinary shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 33.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Gemino Success Limited is the record owner of 63,996,218 ordinary shares of Gushan Environmental Energy Limited.

CUSIP No. 40330W 205

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Hero Track Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 2,446,360(2)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 2,446,360(2)
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,446,360 ordinary shares(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(2)	Hero Track Holdings Limited is the record owner of 2,446,360 ordinary shares of Gushan Environmental Energy Limited.

CUSIP No. 40330W 205

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Hero Track Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 2,446,360(3)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 2,446,360(3)
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,446,360 ordinary shares(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(3)	Hero Track Limited is the sole shareholder of Hero Track Holdings Limited, which in turn is the record owner of 2,446,360 ordinary shares of Gushan Environmental Energy Limited.

CUSIP No. 40330W 205

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Jianqiu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 66,442,578(4)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 66,442,578(4)
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,442,578 ordinary shares(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 34.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(4)

Jianqiu Yu is the sole shareholder of Gemino Success Limited, which in turn is the record owner of 63,996,218 ordinary shares of Gushan Environmental Energy Limited. He is also the sole shareholder of Hero Track Limited, which in turn is the sole shareholder of Hero Track Holdings Limited, which in turn is the record owner of 2,446,360 ordinary shares of Gushan Environmental Energy Limited.

ITEM 1	(a).	NAME OF ISSUER:

Gushan Environmental Energy Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 37, Golden Pond Road, Golden Mountain Industrial District Fuzhou City, Fujian Province, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Gemino Success Limited Hero Track Holdings Limited Hero Track Limited Jianqiu Yu (each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of each of the Reporting Persons is c/o Carling Technology Limited, Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong

ITEM 2	(c)	CITIZENSHIP:

		Gemino Success Limited:	British Virgin Islands
		Hero Track Holdings Limited:	Hong Kong
		Hero Track Limited:	British Virgin Islands
		Jianqiu Yu:	Hong Kong

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

40330W 205

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gemino Success Limited	63,996,218 ordinary shares	33.5%	63,996,218 ordinary shares	0	63,996,218 ordinary shares	0

Hero Track Holdings Limited	2,446,360 ordinary shares	1.3%	2,446,360 ordinary shares	0	2,446,360 ordinary shares	0

Hero Track Limited	2,446,360 ordinary shares	1.3%	2,446,360 ordinary shares	0	2,446,360 ordinary shares	0

Jianqiu Yu	66,442,578 ordinary shares	34.8%	66,442,578 ordinary shares	0	66,442,578 ordinary shares	0

Mr. Jianqiu Yu is the sole shareholder of Gemino Success Limited. a British Virgin Islands company, which is in turn the record owner of 63,996,218 ordinary shares of the Issuer. Mr. Jianqiu Yu is the sole shareholder of Hero Track Limited, a British Virgin Islands company, which in turn is the sole shareholder of Hero Track Holdings Limited, a Hong Kong company, which in turn is the record owner of 2,446,360 ordinary shares of the Issuer. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jianqiu Yu may be deemed to beneficially own all of the shares held by Gemino Success Limited and Hero Track Holdings Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Gemino Success Limited	By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Sole director and sole shareholder

Hero Track Limited	By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Sole director

Hero Track Holdings Limited	By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Sole director

Jianqiu Yu	/s/ Jianqiu Yu
Jianqiu Yu

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement